EXHIBIT (a)(1)(vi)
Highlights of the Toll Brothers Stock Option Exchange Program
Introducing the Exchange Program
The Exchange Program is a one-time offer to exchange Eligible Options for Replacement Options to purchase fewer shares at a lower exercise price.
Stock options enable you to benefit when the market price of Toll Brothers common stock exceeds the exercise price of your exercisable options. Some outstanding Toll Brothers stock options are substantially “underwater” (meaning that the exercise price is at least 25% higher than the current market price). To help restore the motivational and retention value of stock options, Toll Brothers is offering you the opportunity to exchange certain underwater options that you currently hold for Replacement Options to purchase fewer shares at a lower exercise price, as explained below. If you exchange Eligible Options, they will be cancelled and Replacement Options will be issued in their place.
This brochure provides a general description of the Offer and includes information you should consider when making your decision to participate in the Exchange Program.
For complete details on the Exchange Program, please read the Offering Memorandum (the “Offering Memorandum”) included in this mailing. Many concepts and terms used in this brochure are further described and defined in the Offering Memorandum. Please read the Offering Memorandum in its entirety. If you need another copy of the Offering Memorandum, please send an e-mail directly to OptionExchange@TollBrothersInc.com or call (215) 938-5196. You will be able to leave a voice message on this extension.
Your Participation is Voluntary
You can choose whether or not to participate in the Exchange Program — the decision is entirely yours. As authorized by Toll Brothers stockholders, this is a one-time offer. The Offer opens on June 16, 2008 at 9:00 a.m. EDT and ends on July 17, 2008 at 5:00 p.m. EDT. To participate, you must complete and submit your Election Form to us before the Offer closes. If you choose not to exchange any options, no action is required.
Key Dates

Date	Action
June 16, 2008
(9:00 a.m. EDT)	Offer opens

June 16 — July 17, 2008	Election period

July 17, 2008
(5:00 p.m. EDT)	Offer ends

July 18, 2008	Eligible Options tendered and accepted for exchange and not withdrawn are cancelled and Replacement Options are granted

Note that dates for election period and grant of Replacement Options may change. In addition, we may, in our sole discretion, decide to terminate this Offer at any time prior to the expiration of this Offer.

Highlights of the Toll Brothers Stock Option Exchange Program
Option Exchange Program At-a-Glance
Here are the basic provisions of the Toll Brothers Stock Option Exchange Program. This summary is qualified in its entirety by reference to the Offering Memorandum included in this mailing.

Provision	Description
Eligible Employees	You will generally be eligible to participate in the Exchange Program if you are an active employee of Toll Brothers holding at least one Eligible Option as of:
• The day the Offer opens (June 16, 2008),
• The day the Offer ends (July 17, 2008), and
• The grant date of the Replacement Options (July 18, 2008).

Employees who are on the following types of leave are also eligible: long-term disability, military, short-term disability, family medical, short-term personal, health and other short-term leaves approved by Toll Brothers.

Ineligible Employees	You are ineligible to participate in the Exchange Program if you are a retiree, a person on short-term leave of absence not described above, a terminated employee, a current executive officer of Toll Brothers (as determined by the Board of Directors to be the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) or a member of the Board of Directors of Toll Brothers.

Eligible Options	Outstanding options that were 25% or more underwater based on the closing price of Toll Brothers stock on the NYSE on June 5, 2008 are eligible for exchange. That means any option with an exercise price equal to or greater than $27.24 is eligible. Check your personalized information in the materials that were mailed to you for details on your Eligible Options.

Number of Shares that may be Purchased with Replacement Options	The number of shares that may be purchased with the Replacement Options will be calculated using an exchange ratio that will give eligible employees who elect to participate in the Exchange Program Replacement Options that have an estimated value equal to that of their exchanged options, calculated as of June 5, 2008. The exchange ratio will vary for different option grants.

Exercise Price of Replacement Options	The exercise price of the Replacement Options will be the closing price of Toll Brothers stock on the NYSE on the grant date, which is expected to be July 18, 2008.

Expiration Date of Replacement Options	Each Replacement Option will have the same expiration date as the Eligible Option for which it was exchanged.

Vesting of Replacement Options	The number of shares covered by each Replacement Option will be vested in the same proportion and will continue to vest on the same vesting schedule as the shares covered by the Eligible Option for which it was exchanged.

Grant-by-Grant Exchange	If you hold more than one Eligible Option grant, you may choose which, if any, Eligible Option grants to exchange. Each Eligible Option grant you exchange must be exchanged in its entirety. For information concerning your specific Eligible Option grants, please see the personalized Election Form in the materials included in this mailing.

Election Period	You may elect to exchange your Eligible Options anytime between 9:00 a.m. EDT on June 16, 2008 and 5:00 p.m. EDT on July 17, 2008. You must continue to be an Eligible Employee at the time the Offer ends and at the time the Replacement Options are granted in order for your exchange election to be valid. Exchange elections received after 5:00 p.m. EDT on July 17, 2008 will not be valid.

Grant Date of Replacement Options	We expect that options you elect to exchange will be cancelled and Replacement Options will be granted on July 18, 2008 (the first business day following the close of the election period), unless the Offer is extended.

Highlights of the Toll Brothers Stock Option Exchange Program
How to Exchange Your Options
Please read the following instructions for completing your exchange election. You should complete your exchange election by signing and returning the personalized Election Form that was mailed to you.
If you choose not to exchange your Eligible Options, no action is required on your part. In that case, you will continue to hold your Eligible Options at their current exercise price until you exercise them, or until they expire or, in the case of certain terminations of employment, are otherwise forfeited.
Step 1: Get Ready
•	Carefully read all materials related to the Exchange Program, including the following:
o	Offering Memorandum

o	Election Form
•	Review the information on your Eligible Options and the related Replacement Options in your personalized Election Form.

•	If you have questions about the Exchange Program, you can:
o	Call (215) 938-5196. You will be able to leave a voice message on this extension.

o	E-mail your questions to: OptionExchange@TollBrothersInc.com.
•	Consult your personal financial and tax advisors.
Step 2: Make Your Election
Complete the Election Form that was mailed to you and (1) fax it to: (215) 938-8344, (2) mail it to: Toll Brothers, Inc., 250 Gibraltar Road, Horsham, PA 19044, Attn: 2-South, Investor Relations, or (3) scan the completed and signed Election Form and e-mail it to: OptionExchange@TollBrothersInc.com. DO NOT send Election Forms via inter-office mail. You will receive an e-mail confirming receipt of your Election Form. Remember, your completed Election Form must be RECEIVED by Toll Brothers by 5:00 p.m. EDT on July 17, 2008. Election Forms received after this time will not be valid and your options will not be exchanged.
Changing Your Election
You may change your election at any time up to the close of the Offer at 5:00 p.m. EDT on July 17, 2008. To do so, call (215) 938-5196 or e-mail OptionExchange@TollBrothersInc.com and request a replacement Election Form. Return the completed replacement Election Form by (1) faxing it to: (215) 938-8344, (2) mailing it to: Toll Brothers, Inc., 250 Gibraltar Road, Horsham, PA 19044, Attn: 2-South, Investor Relations, or (3) scanning the completed and signed replacement Election Form and e-mailing it to: OptionExchange@TollBrothersInc.com. DO NOT send replacement Election Forms via inter-office mail. Your replacement Election Form must be RECEIVED by Toll Brothers by 5:00 p.m. EDT on July 17, 2008. Replacement Election Forms received after this time will not be valid and your change will not be effective.
Find Answers to Your Questions
If you have questions after reading all of the materials, please send an e-mail directly to OptionExchange@TollBrothersInc.com or call (215) 938-5196.

Important Legal Information
In order to participate in this Exchange Program, you must follow the instructions in the Offering Memorandum. You must be an Eligible Employee to participate in the Exchange Program, as fully described in the Offering Memorandum. Only certain outstanding Toll Brothers’ stock options are eligible to be exchanged. These Eligible Options are fully described in the Offering Memorandum.
The Offering Memorandum contains valuable information that may help you decide whether or not to participate in the Exchange Program. For complete terms and conditions, please review the Offering Memorandum. If there is any discrepancy between this material and the Offering Memorandum, the Offering Memorandum will govern. Participation in the Exchange Program does not constitute a contract of employment or otherwise guarantee employment with Toll Brothers. As authorized by Toll Brothers stockholders, this is a one-time offer to exchange Eligible Options in order to receive a lesser number of Replacement Options with a lower exercise price. Toll Brothers expects to cancel the Eligible Options offered for exchange and grant the Replacement Options on the first business day after the close of the exchange offer.
There can be no assurances that the price of our stock will increase, thereby creating value for holders of our stock options, or that exchanging Eligible Options would be more advantageous than keeping them. Toll Brothers is not advising you as to whether or not to participate in the Exchange Program. Only you are responsible for deciding whether to exchange your Eligible Options. When you participate in a stock-based program, you take on a number of risks, including Company risk and market risk.
This material is for communication purposes only and is non-binding. Toll Brothers is not forecasting, in this or related materials, possible future increases, if any, in the value of Toll Brothers common stock.